OMB APPROVAL
                                                   -----------------------------
                                                   OMB Number: 3235-0145
                                                   -----------------------------
                                                   Expires: October 31, 2002
                                                   -----------------------------
                                                   Estimated average burden
                                                   hours per response. . . 14.9
                                                   -----------------------------

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                               TravelNow.com, Inc.
                               -------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                     --------------------------------------
                         (Title of Class of Securities)

                                   89490A 10 7
                                  -------------
                                 (CUSIP Number)


                             Jeff Wasson, President
                               TravelNow.com, Inc.
                        318 Park Central East, Suite 418
                           Springfield, Missouri 65806
                          (417) 864-3600 Extension 127
                         ------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 18, 2000
                               -------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g),
check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No.

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

     Jerry Rutherford ###-##-####

2.   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a) X

     (b)

3.   SEC Use Only

4.   Source of Funds (See Instructions)

     OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)[ ]

6.   Citizenship or Place of Organization

     United States of America

     Number of
     Shares                 7.  Sole Voting Power        1,296,569
     Beneficially
     Owned by               8.  Shared Voting Power        - 0 -
     Each
     Reporting              9.  Sole Dispositive Power   1,296,569
     Person With
                           10.  Shared Dispositive Power   - 0 -


11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     4,450,304

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)[ ]

13.  Percent of Class Represented by Amount in Row (11)

     41.0%

14.  Type of Reporting Person (See Instructions)

     IN

                           Instructions for Cover Page

(1) Names and I.R.S. Identification Numbers of Reporting Persons ---- Furnish the full legal name of each person for whom the report is filed - i.e., each person required to sign the schedule itself - including each member of a group. Do not include the name of a person required to be identified in the report but who is not a reporting person. Reporting persons that are entities are also requested to furnish their I.R.S. identification numbers, although disclosure of such numbers is voluntary, not mandatory (see "SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13D" below).

(2) If any of the shares beneficially owned by a reporting person are held as a member of a group and the membership is expressly affirmed, please check row 2(a). If the reporting person disclaims membership in a group or describes a relationship with other persons but does not affirm the existence of a group, please check row 2(b) [unless it is a joint filing pursuant to Rule 13d-1(k)(1) in which case it may not be necessary to check row 2(b)].

(3)  The 3rd row is for SEC internal use; please leave blank.

(4) Classify the source of funds or other consideration used or to be used in making purchases as required to be disclosed pursuant to Item 3 of Schedule 13D and insert the appropriate symbol (or symbols if more than one is necessary) in row (4):

                   Category of Source                    Symbol

                   Subject Company (Company              SC
                   whose securities are being
                   acquired)
                   Bank                                  BK

                   Affiliate (of reporting person)       AF

                   Working Capital (of reporting         WC
                   person)
                   Personal Funds (of reporting          PF
                   person)
                   Other                                 OO

(5) If disclosure of legal proceedings or actions is required pursuant to either Items 2(d) or 2(e) of Schedule 13D, row 5 should be checked.

(6) Citizenship or Place of Organization - Furnish citizenship if the named reporting person is a natural person. Otherwise, furnish place of organization. (See Item 2 of Schedule 13D.)

(7)- Aggregate Amount Beneficially Owned by Each Reporting Person, etc.----Rows
     (7)

(11), through (11) inclusive, and (13) are to be completed in accordance with the provisions of

(13) Item 5 of Schedule 13D. All percentages are to be rounded off to nearest tenth (one place after decimal point).

(12) Check if the aggregate amount reported as beneficially owned in row (11) does not include shares which the reporting person discloses in the report but as to which beneficial ownership is disclaimed pursuant to Rule 13d4 [17 CFR 240.13d-4] under the Securities Exchange Act of 1934.

(14) Type of Reporting Person ---- Please classify each "reporting person" according to the following breakdown and place the appropriate symbol (or symbols, i.e., if more than one is applicable, insert all applicable symbols) on the form:

                     Category                            Symbol

                     Broker-Dealer                         BD

                     Bank                                  BK

                     Insurance Company                     IC

                     Investment Company                    IV

                     Investment Advisor                    IA

                     Employee Benefit Plan,                EP
                     Pension Fund, or Endowment
                     Fund
                     Parent Holding Company                HC

                     Corporation                           CO

                     Partnership                           PN

                     Individual                            IN

                     Other                                 OO

Notes: Attach as many copies of the second part of the cover page as are needed, one reporting person per page.

     Filing persons may, in order to avoid unnecessary duplication, answer items on the schedules (Schedule 13D, 13G or 14D-1) by appropriate cross references to an item or items on the cover page(s). This approach may only be used where the cover page item or items provide all the disclosure required by the schedule item. Moreover, such a use of a cover page item will result in the item becoming a part of the schedule and accordingly being considered as "filed" for purposes of Section 18 of the Securities Exchange Act or otherwise subject to the liabilities of that section of the Act.

     Reporting persons may comply with their cover page filing requirements by filing either completed copies of the blank forms available from the Commission, printed or typed facsimiles, or computer printed facsimiles, provided the documents filed have identical formats to the forms prescribed in the Commission's regulations and meet existing Securities Exchange Act rules as to such matters as clarity and size (Securities Exchange Act Rule 12b12).

              SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13D

Item 1. Security and Issuer

     This Statement on Schedule 13D relates to shares of common stock, par value $0.01 per share (the "Common Stock"), of TravelNow.com, Inc., a Delaware corporation (the "Company"). The Company has its principal executive offices at 318 Park Central East, Suite 418, Springfield, Missouri 65806.

Item 2. Identity and Background

     This Statement on Schedule 13D is being filed on behalf of Jerry Rutherford ("Mr. Rutherford"). Mr. Rutherford is the owner of ERA Rutherford Realtors. The business address of Mr Rutherford is 3322 South Campbell Avenue, Suite BB, Springfield, Missouri 65807.

     During the last five years, Mr. Rutherford has not been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations or, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Mr. Rutherford is a citizen of the United States of America.

     Mr. Rutherford has signed a Letter Agreement (the "Agreement") with various officers, directors and employees of the Company which provides that they will hold their Common Stock and will not vote or dispose of their Common Stock in any transaction not approved by the Board of Directors of the Company. Accordingly, the Mr. Rutherford and the other signers of the Agreement may be deemed to be a "group" for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934.

     The other signers of the Agreement are Jeffrey A. Wasson ("Mr. Wasson"), Ross Summers ("Mr. Summers"), Marvin McDaniel ("Mr. McDaniel"), Donna McDaniel ("Ms. McDaniel"), Jamie Coppedge ("Mr. Coppedge"), Chris Lynch ("Mr. Lynch"), William Perkin ("Mr. Perkin"), H. Whit Ehrler ("Mr. Ehrler"), and Christopher Kuhn ("Mr. Kuhn"). In this Schedule 13D, such persons are sometimes referred to collectively as the "Signing Persons" and individually as a "Signing Person." Each of the Signing Persons is a U.S. Citizen.

     Mr Wasson is the Chief Executive Officer of the Company. The business address of Mr. Wasson and the Company is 318 Park Central East, Suite 418, Springfield, Missouri 65806.

     Mr. Summers is Vice President and General Manager of the Company. The business address of Mr. Summers and the Company is 318 Park Central East, Suite 418, Springfield, Missouri 65806.

     Mr. McDaniel is Vice President of Travel Services of the Company. The business address of Mr. McDaniel and the Company is 318 Park Central East, Suite 418, Springfield, Missouri 65806.

     Ms. McDaniel is a retired bookkeeper. The address of Ms. McDaniel is 3127 South Patterson Avenue, Springfield, Missouri 65804.

     Mr. Coppedge is Director of Technical Operations for the Company. The business address of Mr. Coppedge and the Company is 318 Park Central East, Suite 418, Springfield, Missouri 65806.

     Mr. Lynch is Director of Core Development for the Company. The business address of Mr. Lynch and the Company is 318 Park Central East, Suite 418, Springfield, Missouri 65806.

     Mr. Perkin is the Chief Executive Officer of Eclectic Enterprises, a business to business internet company that does business as Way2Bid.com. The business address of Mr. Perkin, and Eclectic Enterprises is 3343 East Montclair, Springfield, Missouri 65804.

     Mr. Ehrler is Vice President and Chief Financial Officer of the Company. The business address of Mr. Ehrler and the Company is 318 Park Central East, Suite 418, Springfield, Missouri 65806.

     Mr. Kuhn is Vice President and Chief Information Officer of the Company. The business address of Mr. Kuhn and the Company is 318 Park Central East, Suite 418, Springfield, Missouri 65806.

     During the last five years, none of the Signing Persons (a) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations or, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

     The information regarding the amount of funds used by each Signing Person to acquire the shares of Common Stock beneficially owned by is provided in the table included as Exhibit 1 of this Schedule, and is incorporated by reference in this Item 3. Unless otherwise indicated in the table, the source of each amount was the personal funds of the Signing Person.

Item 4. Purpose of Transaction

     Mr. Rutherford is filing this statement of Schedule 13D because he has signed an Agreement which provides that he and the other Signing Persons will hold their Common Stock and will not vote or dispose of their Common Stock in any transaction not approved by the Board of Directors of the Company. Accordingly, the Mr. Rutherford and the Signing Persons may be deemed to be a "group" for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934. The purpose of the Agreement is to enable the Board of Directors to enhance the long-term value of the Common Stock.

Item 5. Interest in Securities of the Issuer

     As of December 18, 2000, based on information provided by the Company, there were 10,872,909 outstanding shares of Common Stock. Mr. Rutherford and the other Signing Persons may be deemed to share beneficial ownership of 4,450,304 shares of Common Stock, representing 41.0% of the Common Stock outstanding.

     The individual holdings of Common Stock by the Signing Persons are provided in a table included in this Schedule as Exhibit 1 and are incorporated by reference in this Item 5.

     On November 22, 2000, Mr. Summers purchased 1,000 shares of Common Stock from an unaffiliated party for $1.968 per share.

     On December 1, 2000, Mr. Wasson sold 53,333 shares of Common Stock to Mr. Summers; 53,333 shares to Mr. Kuhn; 66,667 shares to Mr. Ehrler; and 30,667 shares to an unaffiliated party. All of these sales were at $0.75 per share.

     On December 1, 2000, Mr. Summers purchased 53,333 shares of Common Stock from Mr. Wasson for $1.00 per share.

     On December 1, 2000, Mr. Kuhn purchased 53,333 shares of Common Stock from Mr. Wasson for $1.00 per share.

     On December 1, 2000, Mr. Ehrler purchased 66,667 shares of Common Stock from Mr. Wasson for $1.00 per share.

     On December 22, 2000, Mr. Rutherford sold 50,000 shares of Common Stock to Mr. Ehrler for $1.00 per share.

     On December 22, 2000, Mr. Ehrler purchased 50,000 shares of Common Stock from Mr. Rutherford for $1.00 per share. On December 26, 2000, Mr. Ehrler sold 10,000 of these shares of Common Stock to an unaffiliated party for $1.00 per share.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     Mr. Rutherford has signed an Agreement, dated December 18, 2000, which provides that, until at least April 30, 2001, the Mr. Rutherford and the other Signing Persons will not vote in favor of or dispose of their Common Stock in any transaction not approved by the Board of Directors of the Company.

Item 7. Material to Be Filed as Exhibits

     Exhibit 1 --   Exhibit or Table summarizing the holdings of the Signing
                    Persons

     Exhibit 2 --   Letter Agreement between various officers, directors and
                    employees of the Company, signed December 18, 2000.

                                    Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



------------------------------------------------------------------------------
Date: December 29, 2000
------------------------------------------------------------------------------
Signature /s/ Jerry Rutherford
------------------------------------------------------------------------------
Jerry Rutherford

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.



            Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)